# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Limoneira Company, CIK 0001342423
CUSIP: 532746104
Title of class of securities: COM
Address of issuer's principal executive offices: 1141 Cummings Road, Santa Paula, California (CA), 93060
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001584691-19-000003
Filed by CIK 0001584691

## Reporting persons
- Global Alpha Capital Management Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Quebec Canada (A8); sole voting power 2,154,159; shared voting power 0; sole dispositive power 2,926,713; shared dispositive power 0; aggregate amount beneficially owned 2,926,713 (16.2% of the class)

## Item 1. Issuer
Name of issuer: Limoneira Company
Address of issuer's principal executive offices: 1141 Cummings Road, Santa Paula, US-CA, 93060, US

## Item 2. Person Filing
Name of person filing: Global Alpha Capital Management Ltd.
Address of principal business office or, if none, residence: 1800 McGill College Ave Suite 1300, Montreal, H3A 3J6, Quebec, Canada
Citizenship: QUEBEC, CANADA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,926,713
Percent of class: 16.2
Sole power to vote or to direct the vote: 2,154,159
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,926,713
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Global Alpha Capital Management Ltd. ("Company") is of the view that it and the investment companies and other accounts that it manages are not acting as a "group" for the purposes of section 13(d) under the Act and that it and such investment companies and accounts are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" under Rule 13D-3 promulgated under the 1934 Act. Therefore, it is of the view that the shares held by the Company and such investment companies and accounts should not be aggregated for purposes of section 13(d).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

## Signatures
- Global Alpha Capital Management Ltd.: Adam Gartland, Head of Portfolio Compliance (02/09/2026)